# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: ABVC BIOPHARMA, INC., CIK 0001173313
CUSIP: 00091F304
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 44370 Old Warm Springs Blvd., Fremont, California (CA), 94538
Date of event which requires filing of this statement: 05/13/2025
Filed by CIK 0001892728
Persons authorized to receive notices and communications: Eugene Jiang, Chairman & Chief Business Officer, 44370 Old Warm Springs Blvd., Fremont, California (CA), 94538, (510) 668-0881

## Reporting persons
- Eugene Jiang (CIK 0001892728): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 2,948,415; shared voting power 0; sole dispositive power 2,948,415; shared dispositive power 0; aggregate amount beneficially owned 131,159 (17.4% of the class); the aggregate amount excludes certain shares
  Comment: (1) The Reporting Person holds 131,159 shares directly; his remaining voting power is a result of certain voting agreements that provide him with sole voting power over an aggregate of 1,987,557 shares held by others, as more fully described herein and sole voting power over 829,699 shares held by YuanGene Corporation.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: ABVC BIOPHARMA, INC.
Address of issuer's principal executive offices: 44370 Old Warm Springs Blvd., Fremont, California (CA), 94538

## Item 2. Identity and Background
Name of person filing: Eugene Jiang
Residence or business address: 44370 Old Warm Springs Blvd., Fremont, CA 94538
Present principal occupation or employment: Chairman of the Board of Directors and Chief Business Officer of the Issuer
Criminal convictions in the last five years: N/A
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Person has acquired the subject securities in various ways since his original acquisition including but not limited to original issuances from the Issuer and equity compensation under the Issuers Equity Incentive Plan that the Reporting Person received as compensation for employment and Board membership.

The Reporting Person also has voting rights to securities that the Reporting Person did not pay for. The Reporting Person holds 131,159 shares directly.

He was also appointed as the person with sole voting power over the shares held by YuanGene Corporation, who owns 829,699 shares of the Issuer's Common Stock.

As part of the investments made into the Company between April 30, 2025 and May 27, 2025, which resulted in the issuance of an aggregate of 1,987,557shares (the "Spring Shares"), the investors entered into a Voting Rights Proxy Agreement, pursuant to which he/she agreed to transfer all of his/her voting rights over his/her share of the Spring Shares to the Reporting Person for the maximum time permitted by law.

## Item 4. Purpose of Transaction
Purpose of transaction: Certain of the Issuer's shareholders sought to grant the Reporting Person voting rights with respect to such shareholder's shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person has voting control over 2,948,415 shares of Common Stock of the Issuer, which represents 17.4% of the outstanding and issued Common Stock, based on 16,981,593 shares of the Issuer's Common Stock issued and outstanding as of May 22, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: Please refer to rows 7-12 on the cover page.
Transactions in the class effected during the past sixty days: Between April 30, 2025 and May 27, 2025, the Issuer sold an aggregate of 1,997,557 shares (the "Shares") of its Common Stock to Non-U.S. Persons (as defined in Regulation S under the Securities Act) (the "Investors"), pursuant to Regulation S thereunder ("Regulation S"). The Company received aggregate gross proceeds of $1,289,750. Each of the Investors entered into a Voting Rights Proxy Agreement, pursuant to which he/she agreed to transfer all of his/her voting rights to the Reporting Person for the maximum time permitted by law.
Other persons with the right to receive dividends or sale proceeds: The Investors have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than as described in this Schedule, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Person and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: (1) Form of Voting Rights Proxy Agreement (incorporated by reference to the Current Report on Form 8-K filed on April 30, 2025).

## Signatures
- Eugene Jiang: /s/ Eugene Jiang, Eugene Jiang, Chairman & Chief Business Officer (06/03/2025)